Consent of Independent Registered Public Accounting Firm
The Board of Directors
W. R. Berkley Corporation:
We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-200392) and on Forms S-8 (No. 333-183191, No. 333-33935, No. 33-55726, No. 33-88640 and No. 333-127598) of W. R. Berkley Corporation of our reports dated February 27, 2015 with respect to the consolidated balance sheets of W. R. Berkley Corporation as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and all related financial statement schedules and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the annual report on Form 10-K of W. R. Berkley Corporation for the year ended December 31, 2014.
KPMG LLP
New York, New York
February 27, 2015